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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
OCTOBER 4, 2004

                   NEW MILESTONES FOR CANWEST GROWTH STRATEGY

               Realigns Operations under CanWest MediaWorks Banner
                     Announces Senior Executive Appointments

WINNIPEG MB: CanWest Global Communications today announced a realignment of operations under the CanWest MediaWorks corporate brand. CANWEST MEDIAWORKS includes all Canadian business units including newspapers, television and radio operations, web-based interactive operations and the new music, book publishing and merchandising units. Consumer brands such as the Global Television Network and the names of individual CanWest newspapers will not be affected by the corporate name change. CANWEST MEDIAWORKS INTERNATIONAL includes CanWest's investments in Network TEN in Australia, CanWest MediaWorks (NZ) Limited in New Zealand, and TV3 in Ireland.

CanWest President and Chief Executive Officer Leonard Asper also announced today that Richard C. (Rick) Camilleri, formerly Chief Operating Officer, (Operations) has been named President, CanWest MediaWorks. Thomas C. Strike, formerly Chief Operating Officer (Corporate) was named President, CanWest MediaWorks International. In addition to his ongoing responsibility for all functions at the CanWest corporate office including finance, legal, corporate development and corporate affairs activities, Mr. Strike is also Chairman of the Board of CanWest MediaWorks (NZ) Limited and a member of the Boards of Network TEN, and TV3, Ireland.

Mr. Camilleri announced also today a number of senior executive appointments at CanWest MediaWorks. With these appointments, CanWest MediaWorks has assembled some of the best global talent to lead the company's Canadian media operations in sustained growth and to meet the challenges in what may be the world's most competitive and sophisticated media market.

MS. KATHLEEN A. DORE is appointed to the position of President Television and Radio, CanWest MediaWorks and MICHAEL G. WILLIAMS is named President, Publications, CanWest MediaWorks. Both appointments fill positions that have been vacant since early in 2003. JOSEPH T. MANGIONE is appointed to the position of President, Sales and Marketing, CanWest MediaWorks. Biographical information on each of the new executives is contained in the backgrounder attached to this release.

"The world has changed and the ingredients for success are different," said Mr. Camilleri. "We know that growth only comes when we focus on the customer. Today`s customers choose how, when, and where, they receive news, information, and entertainment. We are going to excel in giving them that choice with superior service."


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"The company has achieved much since it launched the integration of its greatly expanded portfolio of media assets acquired in 2000," Camilleri continued. "More efficient and lower cost operations, integrated sales and marketing teams, and the introduction of new and complementary businesses including radio stations, music marketing and distribution, and book publishing have been important milestones in our strategy to date. CanWest MediaWorks is now the industry leader in cross-media advertising and multi-media sales and marketing campaigns. These activities increase revenues, support newspaper circulation and increase television ratings. We are confident that we have the foundation of history, talent, and critical experience to continue to win in the marketplace," Mr. Camilleri stated.

In welcoming the new executives, Mr. Camilleri spoke of CanWest MediaWorks' important innovation and growth opportunities going forward. "Looking ahead, our priority is to adapt our publishing businesses to reflect changing consumer demands and readership trends through the introduction of new products and digitized delivery systems - more choices, superior service."

"The number one priority of our broadcasting operations is to address challenges to the conventional television business model posed by the proliferation of new specialty television channels and certain regulatory advantages they currently enjoy," added Mr. Camilleri. "In that regard we will continue to make significant investments in new programming to boost ratings and increase revenues at Global. We will generate more Canadian television production, including profitable news and information programming. CanWest MediaWorks will continue to build the subscriber and advertising base of its successful new digital television channels while actively looking at opportunities to launch new channels and to expand its position in Canadian radio. CanWest MediaWorks will also launch new business units in the coming months as we evolve to a customer focused content and marketing company," said Mr. Camilleri.

"With our world-class leadership, CanWest MediaWorks will continue to deliver on its growth strategy - to offer more innovative and superior products to its customers at lower costs, to advance the competitive position of our publishing, broadcasting, and interactive operations, and to strengthen the company's financial performance for the benefit of our shareholders," added Mr.
Camilleri.

Mr. Camilleri announced a number of additional appointments to the new CanWest MediaWorks executive team, the details of which are also included in the attached backgrounder. These appointments, which fill existing vacancies or are in anticipation of planned retirements, will further the integration of CanWest's Canadian media operations, which began in 2003 when the management of CanWest's Canadian newspaper, television and interactive operations were combined into one business.

Also commenting on today's announcements, CanWest President and Chief Executive Officer Leonard Asper said, "I am delighted to welcome this addition of talent to CanWest MediaWorks. These appointments are the result of an extensive executive search in Canada and elsewhere to identify and recruit the best global talent to help us realize our vision to become a top-ranking international media company. The three essential ingredients for our successful growth strategy are securing the right people at all levels, generating or acquiring superior content, and using the best technology to deliver that content to consumers how and when they want it. These additions to our management team at CanWest MediaWorks represent an important milestone in ensuring that CanWest continues to move forward on all those fronts," Mr. Asper added, "Over the past four years we have fully digested the two major acquisitions that the company made in 2000. We have completed the integration of our operations, and realized the resulting efficiencies. Now it is time for us to address the structural challenges to our mature businesses, drive forward our

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growth assets and create organic growth from the development of the brands and assets we have."

CanWest MediaWorks is a division of CanWest Global Communications Corp. (NYSE:
CWG; TSX: CGS.S and CGS.A, www.CanWestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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For more information, please contact:

Geoffrey Elliot,
Vice President, Corporate Affairs
CanWest Global Communications Corp.

Telephone: (204) 956-2025
Fax:       (204) 947-9841

gelliot@CanWest.com




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MEDIA BACKGROUNDER: SENIOR EXECUTIVE APPOINTMENTS

KATHLEEN A. DORE: to the position of President, Television and Radio, CanWest MediaWorks. Ms. Dore was previously President, Entertainment Services, for Rainbow Media Holdings Inc., where she was responsible for US cable networks AMC (American Movie Classics), IFC (Independent Film Channel) and WE (Women's Entertainment). Prior to that, Ms. Dore was President of Bravo Networks (US) until its sale to NBC in 2002. At Bravo, Ms. Dore oversaw development of award-winning series, Inside the Actors Studio and Queer Eye for the Straight Guy. She partnered with Cirque du Soleil to make Bravo its official television outlet in the US. During her tenure, Bravo partnered with CHUM to launch Bravo Canada in 1995, and with Salter Street Films (Alliance Atlantis) to launch IFC Canada in 2000. Earlier this year, IFC Films released Canadian director Guy Maddin's film, The Saddest Music in the World, in US theatres.

MICHAEL G. WILLIAMS: to the position of President, Publications, CanWest MediaWorks. Mr. Williams joins CanWest from the masthead of The New York Times where he served in senior executive roles as Vice President and Chief Information Officer of both The New York Times Company and The New York Times newspaper. In this dual role Mr. Williams was responsible for all IT strategy and operations as well as a wide range of publishing operations. This encompassed the production of all Times products printed by outside partners including The New York Times Magazine and TV Books and the National Edition of The New York Times. Mr. Williams also helped to develop The New York Times' highly successful online strategy and also that of The International Herald Tribune.

JOSEPH T. MANGIONE: to the position of President, Sales and Marketing, CanWest MediaWorks. Mr. Mangione joins CanWest following a long career in media sales and marketing, most recently as Senior Vice President, at Time Warner where he was responsible for all multi-platform integrated sales and marketing relationships across the US. Prior to that Mr. Mangione was Senior Vice President, Global Client Solutions, at Turner Broadcasting. Previous positions included Publisher, Integrated Marketing, at Better Homes and Gardens where his activities spanned print and TV properties, and Vice President Marketing for Playboy magazine.

Mr. Camilleri also announced the following additional senior executive appointments in anticipation of planned retirements at the executive level and to fill existing vacancies. These appointments include Senior Vice Presidents in charge of digital content, interactive operations, and human resources.

PETER ASHKIN: to the position of Senior Vice President, Digital Content, CanWest MediaWorks. Mr. Ashkin joins CanWest from America Online, Inc., where he was Executive Vice President, Digital Media Services (DMS). DMS developed AOL's standards based content distribution platform. At AOL Mr. Ashkin was also President, Product Strategy and guided technical implementation, including platform architecture, of consumer based products and services. Prior to that Mr. Ashkin was Senior Vice President and Chief Technology Officer at Gateway Computer, Inc., where he led Gateway's engineering and supply base management activities. This included planning design, development, procurement, and outsource manufacturing for Gateway PC products. In previous years Mr. Ashkin held executive management positions at Toshiba and Apple Computer.

ARTURO DURAN: to the position of Senior Vice President, Interactive, CanWest MediaWorks. Mr. Duran joins CanWest from America Online Inc. (AOL) where he served in senior executive positions in Canada, Mexico and the United States with a particular focus on generating revenue through subscription, advertising and other revenues including through partnerships with content

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providers. Prior to that Mr. Duran held senior management positions for the
Polaroid Corporation in the US, China and Mexico. While in Canada, Mr. Duran was elected in 2002 Member of the Board at the Interactive Advertising Bureau of Canada (IABC) and in 2003 elected Director of the Board at the Media Awareness Network based in Ottawa (MNet).

GRACE PALOMBO: to the position of Senior Vice President, Human Resources, CanWest MediaWorks. Ms. Palombo has spent the last 15 years in senior positions in the areas of Human Resources, Legal, and Corporate Communications. Most recently Ms. Palombo was Vice President, Human Resources, Husky Injection Molding Systems. Prior to that, she held senior positions at a number of large Canadian companies including Canada Life Financial Services, Union Gas and Bombardier Aerospace. A graduate of Osgoode Hall Law School, Ms. Palombo has also practiced law in Toronto, in the areas of Employment, Labour Relations and Corporate Law.



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